UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Morgan, James H.
   20612 Bethelwood Lane
   Cornelius, NC  28031
   USA
2. Issuer Name and Ticker or Trading Symbol
   Interstate/Johnson Lane, Inc.
   IJL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) (X) Other (specify below)
President and Chief Executive Officer/President, CEO & Director
Interstate/Johnson Lane Corporation

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock, $.20 par valu|4/1/99|J (0| |162,235           |D  |$32.00     |0                  |      |                           |
e                          |      |1)  | |                  |   |           |                   |      |                           |
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Common stock, $.20 par valu|4/1/99|J (0| |274               |D  |$32.00     |0                  |I     |Cust. for Children         |
e                          |      |2)  | |                  |   |           |                   |      |                           |
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Common stock, $.20 par valu|4/1/99|J (0| |86                |D  |$32.00     |0                  |I     |Spouse                     |
e                          |      |2)  | |                  |   |           |                   |      |                           |
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Common stock, $.20 par valu|4/1/99|J (0| |222               |D  |$32.00     |0                  |I     |Held by ESOP               |
e                          |      |2)  | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option          |$13.50  |4/1/9|J (0| |10,000     |D  |10/21|10/21|Common stock|10,000 |       |0           |   |            |
                      |        |9    |3)  | |           |   |/97  |/2007|            |       |       |            |   |            |
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Stock Option          |$13.50  |4/1/9|J (0| |35,000     |D  |10/21|10/21|Common stock|35,000 |       |0           |   |            |
                      |        |9    |3)  | |           |   |/97  |/2007|            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(01) Exchanged at the rate of .388 of a share of Wachovia Corporation common stock, having a value of $82.40, for each share of Interstate/Johnson Lane, Inc. common stock pursuant to the merger of Interstate/Johnson Lane,
Inc. into Wachovia Corporation as of 12:01 a.m. on April 1,
1999.
(02) The reporting person disclaims beneficial ownership of the securities and this report will not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.
(03) This option was assumed by Wachovia Corporation in the Merger. The shares covered by the option have been converted, at the rate of .388 of a share of Wachovia Corporation common stock for each share of
Interstate/Johnson Lane, Inc. common stock, into the right to receive shares of Wachovia Corporation common stock.